UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 28, 2016

In February 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.2 MILLION PASSENGERS

In February 2016, Avianca Holdings and its subsidiaries carried 2,235,626 passengers, a 9.1% increase over the same period in 2015.

In February, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,235,626 passengers, up 9.1% compared to February 2015. Capacity, measured in ASKs (available seat kilometers), increased 12.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.4%. The load factor for the month was 76.7%.

Domestic markets in Colombia, Peru and Ecuador

In February, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,370,571 travelers, up 10.4% compared to February 2015. Capacity (ASKs) increased 8.2%, while passenger traffic (RPKs) increased 11.8%. The load factor for the month was 76.1%.

International markets

In February, the affiliated airlines of Avianca Holdings transported 864,875 passengers on international routes, up 7.0% compared to February 2015. Capacity (ASKs) increased 13.3%, while passenger traffic (RPKs) increased 10.0%. The load factor for the month was 76.8%.

Operational Statistics	February-16	February-15	Δ YoY	2016 YTD	2015 YTD	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,236	2,050	9.1%	4,729	4,411	7.2%
ASK (mm)[2]	3,637	3,243	12.1%	7,594	6,923	9.7%
RPK (mm)[3]	2,788	2,525	10.4%	6,043	5,540	9.1%
Load Factor[4]	76.7%	77.9%	-1.2pp	79.6%	80.0%	-0.4pp

Domestic Market
PAX (K)[1]	1,371	1,241	10.4%	2,857	2,644	8.1%
ASK (mm)[2]	803	742	8.2%	1,642	1,555	5.6%
RPK (mm)[3]	611	547	11.8%	1,286	1,165	10.3%
Load Factor[4]	76.1%	73.6%	2.5pp	78.3%	74.9%	3.4pp

International Market
PAX (K)[1]	865	809	7.0%	1,872	1,767	5.9%
ASK (mm)[2]	2,833	2,501	13.3%	5,952	5,368	10.9%
RPK (mm)[3]	2,176	1,978	10.0%	4,757	4,375	8.7%
Load Factor[4]	76.8%	79.1%	-2.3pp	79.9%	81.5%	-1.6pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. – Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. – LACSA, incorporated in Costa Rica, Transamérican Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A. – SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V. – ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name: Elisa Murgas Title: General Secretary, Vice-President of Legal Affairs